1998 Birmingham Utilities Annual Report

Company Profile

     The Company is in the business of collecting and distributing water for domestic, commercial and industrial uses and fire protection in Ansonia, Derby and in small parts of the contiguous Town of Seymour, Connecticut. On February 1, 1999, the Company maintained a workforce of 19 full-time employees, none of whom are affiliated with any union.

The Strategy to dispose of excess Water Company

     Lands in a prudent and equitable manner benefits the Company's customers, shareholders and fosters a partnership with the communities in which the Company operates.
                                                    John S. Tomac

Sources of Supply

Wells:
     Located in Derby and Seymour with a safe daily yield of 3.0 million gallons per day (MGD).

Interconnections:
     Two interconnections with the South Central Regional Water Authority at the border of Orange and Derby (the "Grassy Hill Interconnection") and near the border of Seymour and Ansonia
(the "Woodbridge Interconnection"). Annual purchases of water contracted at a minimum of 600 million gallons a year. Safe daily yield of Interconnection - 5.0 MGD.

Emergency Supply:
     Beaver Lake Reservoir System - 2.2 MGD surface water supply.

     Customer Base and Demand

     8,902 customers, 94% residential and commercial

     Water delivered in 1998 - 1.18 Billion Gallons

     Average daily demand - 3.2 MGD.

     Maximum daily demand in 1998 - 4.7 MGD.

     Total safe daily yield - 8.0 MGD.

Regulation

The Company is subject to jurisdiction by the following agencies:
     Connecticut Department of Public Utility Control (DPUC)
          Matters related to ratemaking, financing, accounting, disposal of property, issuance of long-term debt and securities and other operational matters.

     Connecticut Department of Public Health (DPH)
          Water quality, sources of supply and use of watershed land.
     Connecticut Department of Environmental Protection (DEP)
          Water quality, pollution abatement, diversion of water from streams and rivers, safety of dams and location, construction and alteration of certain water facilities.

The Company is also subject to regulation of its water quality under the Federal Safe Drinking Water Act ("SDWA"). The United States Environmental Protection Agency has granted to the Health Department the primary enforcement responsibility in Connecticut under the SDWA. The Health Department has established regulations containing maximum limits on contaminants which have or may have an adverse effect on health.

Financial Highlights

Market For the Registrant's Common Stock and
Related Security Holding Matters

As of December 31, 1998, there were approximately 486 record holders of the Company's common stock. Approximately 37% of the Company's stock is held in "nominee" or "street" name. The Company's common stock is traded on the NASDAQ Small Cap Market. The market is not active, and actual trades are infrequent. The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon NASDAQ records provided to the Company. The prices given are retail prices. The Company's Mortgage Bond Indenture under which its First Mortgage Bonds are issued contains provisions that limit the dividends the Company may pay, under certain circumstances.

                                 Bid                 Dividend
                       High               Low          Paid

1998   First Quarter  $15.00             $11.75        $ .17
       Second Quarter  18.50              14.50          .17
       Third Quarter   19.13              15.75          .17
       Fourth Quarter  25.25              18.50          .17

1997   First Quarter    9.00               8.60          .15
       Second Quarter  10.00               9.80          .15
       Third Quarter   13.00              11.00          .15
       Fourth Quarter  15.00              13.00          .15

Selected Financial Data

Presented below is a summary of selected financial data for the years 1994 through 1998:

(000's omitted except for per share data)

                       1998      1997     1996       1995     1994

Operating Revenues  $ 4,395   $ 4,367   $ 4,380   $ 4,238   $ 4,124

 Income before Interest
  Charges             1,170     1,112       968       863       913

Income from Land
 Dispositions*        3,354       195       387       279        _

Net Income            3,911       668       765       518       363

Earnings Per Share-
 Basic**               5.10       .88      1.02       .69       .48

Earnings Per Share-
 Diluted**             4.95       .87      1.02       .69       .48

Cash Dividends Declared
 (per share)            .68       .60       .50       .48       .48

Total Assets         19,519    16,491    15,568    14,624    15,246

Long Term Debt        4,418     5,662     5,981     6,001     6,329

Short Term Debt          94     1,524       294        75       165

Shareholder Equity    7,648     4,097     3,841     3,408     3,220


* See Management Discussion and Analysis, Results of Operations - Land Dispositions
** See Note 18 to the financial statements

Fellow Shareholders

I998 was a year of great accomplishment and change for your Company. It was a fitting year to mark the retirement of Aldore J. Rivers, our President since 1985, and the election of John S. Tomac, as Al's successor. John had joined us in 1997 as the Company's Chief Financial Officer and has over 20 years experience in the water industry. Birmingham Utilities continued its strategy to dispose of its excess lands to improve its aging water system infrastructure. As a result of the land sales, earnings achieved in 1998 were at record levels. Land sales in 1998 included 145 acres to the City of Derby, 229 acres to the Town of Seymour and 515 acres to the Town of Oxford, most of which will be maintained as open space for the residents of our communities to enjoy. The Seymour and Oxford transactions involved sales prices at below market levels. The "bargain prices" were available due to a unique relationship established among the Company, Town officials and the Trust for Public Land. As a result of the bargain sales, the Company expects to be afforded reductions in federal and state income taxes. These sales were accomplished with the wholehearted support of the local communities, both local and state elected officials, and the Company's regulators. Because of that support and cooperation, the sales were accomplished in a timely fashion that benefited both the Company and its customers as well as the communities involved. The combination of the income tax deductions and the ability to consummate the sales quickly because of the local community support, resulted in financial gains on the sales comparable to those that would have been enjoyed in fair market value transactions.

We hope our land sale strategy will bear additional fruit in 1999 and beyond. The Company continues to have an additional 245 acres of land in Seymour under contract for sale to a developer. Under the original 1997 contract, the developer had proposed the construction of a golf course, together with 180 units of "active adult" housing. During the latter part of 1997 and in 1998, it became clear that the developer would not be able to obtain land use approvals necessary to construct the golf course. As a result, the developer has amended his plans and, rather than construct a golf course along with the housing, has proposed that over 50% of the land involved be donated to the Town of Seymour for open space. The amended plans resulted in the need to amend our contract with the developer to extend the originally anticipated closing date from December 31, 1998 until June 30, 1999, subject to the developer receiving the appropriate land use approvals for the project. The Company and the developer agreed to an amended contract, which also increased the purchase price from $3,950,000 to $4,020,000, of which $2,370,000 will be payable on June 30, 1999 and the balance of $1,650,000 on June 30, 2000. In addition to the necessary land use approvals, the amendments to the contract also must be approved by the Connecticut Department of Public Utility Control. We cannot predict whether or not all the required approvals can be obtained, but we are aware of no reasons why they should not be.

In addition, we have recently received approval from the Connecticut Department of Health of the five-year update to the Company's Comprehensive Water Supply Plan. The updated plan includes the Company's proposal to abandon as a public water supply source our Quillinan Reservoir in Ansonia. That abandonment will allow the approximately 600 acres of land associated with the reservoir, primarily in Ansonia, to be reclassified from "watershed" to "non-watershed" land and make it available for sale for the first time. Because of your Company's commitment to try to keep as much of its land in its natural state as possible, consistent with our need to realize a reasonable gain and proceeds for investment into new utility facilities, the Company has already been in contact with the Trust for Public Land in order to try to meet both the Company's and the communities' goals. We hope to be able to structure a transaction that will meet all of our goals.

Your Board of Directors and I again want to welcome John Tomac at this critical and exciting point in our Company's development. John's experience and professionalism, together with the experience and dedication of the loyal employee corps developed by Al Rivers over the past 15 years, will be invaluable as we continue to enhance the Company's ability to provide first class service to our customers and to provide an exceptional return on your investment. As always, feel free to contact me at the Company.

Your fellow shareholder,


Betsy Henley-Cohn
Chairwoman





Fellow Shareholders

I want to take this opportunity to report to you the extraordinary financial results and operational accomplishments your Company achieved in 1998. Net income for the year was an unprecedented $3,900,000, compared with $668,000 in 1997 and $765,000 in 1996. The amount of the Company's net income attributable to both current and prior land sales was approximately $3,507,000, $371,000, and $548,000 in each of those years, respectively. Net income from operations also increased in 1998 to $403,000, a 35% gain over net income from operations achieved in 1997. The operational gain is principally a result of a reduction of operating and maintenance expenses in 1998, and to a lesser extent, rate relief granted early in 1998.

The strategy of the Company to dispose of land no longer necessary to its water supply business and to convert those under-utilized assets into operating capital, financially transformed your Company in 1998. The 1998 land sales, with aggregate sales prices of approximately $6,900,000, resulted in net proceeds to the Company, after taxes and selling expenses, of approximately $4,200,000. With those net proceeds, the Company was able to repay all short-term debt and the Company's long-term loan. All of the repaid debt had been incurred in recent years to fund the construction of new utility facilities as part of the Company's Capital Improvement Program. The 1998 land sale proceeds also allowed the Company to invest approximately $1,800,000 in new
1998 capital improvements as well as to plan for an additional $1,800,000 in capital improvements in 1999. Because of the reinvestment of the net land sales proceeds, which is required by Connecticut law, we expect that we can continue to make the desired improvements to the water supply system without having to ask our customers to pay increased water rates for the foreseeable future.

The extraordinary financial results achieved in 1998 have increased the book value of your Company's Common Stock by 83% to $9.87 per share at year end 1998 from $5.38 per share at year end 1997. The Company's total capitalization increased more than $2,300,000 during 1998, while the equity component of that capitalization increased to 63% at year end 1998 from 42% at year end 1997. Your Board of Directors declared and the Company paid dividends of $.68 per share in 1998, a 13% increase over the dividends of $.60 per share paid in 1997. I know you will agree that our plans to add value to your investment in the Company bore fruit in 1998.

With abundant water supplies already in place, the Company's long range planning continues to focus on protecting those sources, as well as replacing aged piping and increasing pipe capacities in key areas to improve fire and domestic service. Replacement of aging infrastructure has been well documented in the water industry as the "next challenge" for water utilities, especially for companies located in the Northeast. I am pleased to report that, as a result of the successful land sale program in 1998 and the optimistic outlook for future sales in 1999 and beyond, your Company has been positioned financially to meet those challenges ahead.

The Company's Capital Improvement Program, which is spearheaded by Vice President of Operations, John J. Keefe, Jr., took major steps in 1998. As part of the program, the Company installed almost 3.6 miles of new 8-inch and 12-inch water mains. Remarkably for a company our size, almost 75% of the installations were accomplished by our in-house construction crew rather than through outside contractors. Because of our capacity to install water mains with our in-house crew, the cost of our infrastructure replacements has been and will continue to be minimized. For example, in 1998, our average cost to install the 3.6 miles of new pipe approximated $70.00 per foot, including paving. This per-foot cost compares favorably with the average per-foot main installation costs incurred by any water utility, large or small. The increased flows from these new mains not only improved customer service, reduced leaks, and allowed for expanded service to undeveloped land areas and residential areas previously served by private wells, they also allowed the Company to abandon three pump stations, thus reducing operating expenses associated with those stations.

During 1998, we were also successful in reducing other operating expenses and maintenance expenses as well. We were able to reduce operating expenses in 1998 by over $120,000 (approximately
4.8%) from those incurred in 1997. Reductions in expenses for outside professional fees, casualty insurance premiums, uncollectibles, pension, and post-retirement benefits all contributed to the savings. Similarly, the Company's maintenance expense was reduced in 1998 by approximately $23,000 (approximately 12.4%) from the 1997 amount. As we proceed with the replacement of older water mains, we hope to continue the trend in reductions in maintenance expenses experienced over the past several years.

Your Company is committed to continued planning for the types of capital improvements described above. Our budget for capital improvements over the next five years approximates $10,000,000. Our goal is to continue to enhance shareholder value while simultaneously improving a sound water supply distribution system. Our strategy allows for improved customer service, enhanced reliability over the long term, and reduced operating expenses. Our new financial strength will allow us to honor that commitment while maintaining water service rates at a level that remains affordable.

It has been a privilege and an honor to be elected by your Board of Directors as your Company's new President. I would especially like to thank Al Rivers for his guidance and insight and for making my transition to this position as comfortable as possible. We are fortunate indeed that Al will be remaining as a Director and as a part time consultant to the Company. I would also like to thank our very dedicated and talented group of employees whose performance standards are unmatched in the water industry.

I look forward to the many challenges ahead.

Sincerely,



/s/ John S. Tomac
John S. Tomac
President & Treasurer





Birmingham Contributors

BOARD OF DIRECTORS

Betsy Henley-Cohn (2)*
Chairwoman of the Board of Directors
of the Company since May of 1992;

Chairman and Treasurer,
Joseph Cohn & Sons, Inc.;

Director, United Illuminating Corp.;

Director, Aristotle Corp.;

Director, Society for Savings Bancorp, Inc.
 (1985-1993).;

Director Citizens Bank of Connecticut;

* Ex-Officio on all other committees


Aldore J. Rivers (2,3)
Retired; President of the Company from 1985
 to October 1998


Stephen P. Ahern (3,4)
Vice President, Unicco Security Services;

Principal, Ahern Builders


Edward G. Brickett (1,4)
Retired; Director of Finance,
 Town of Southington, Connecticut
 until June 1995


James E. Cohen (2,3)
Lawyer in Practice in Derby;

Director, Great Country Bank (1987-1993)


Alvaro da Silva (1,3)
President, DSA Corp.;

President, B.I.D., Inc. (land development & home building company);

Managing Partner Connecticut Commercial
 Investors, LLC., (a commercial real estate and investment partnership);

Chairman of Shelton Inland Wetlands Comm;

Board of Governors Unquowa School;

Director of Great Country Bank
 (1991-1995);

Director Griffin Hospital (1987-1990)

B. Lance Sauerteig (3,4)
Lawyer in Practice in Westport;

Principal in BLS Strategic Capital, Inc.
 (financial and investment advisory company) previously, President, First Spring Corporation,
 1986-1994 (private family investment management company);

Director, OFFITBANK (a New York based private investment management bank)


Kenneth E. Schaible (1,3)
Bank Consultant and Real Estate Developer;

previously, Senior Vice President, Webster Bank,
 1995-1996;

President, Shelton Savings Bank and Shelton Bancorp.,
 Inc., 1967 to 1995


David Silverstone (1,2)
Vice President, The Southern Connecticut Gas Company, since April 1, 1998;

Lawyer in Practice since 1972


Charles T. Seccombe
Director Emeritus


Officers

Betsy Henley-Cohn
Chairwoman and CEO

John S. Tomac
President and Treasurer

John J. Keefe, Jr.
Vice President, Operations

Anne A. Hobson
Secretary

Diane G. DeBiase
Assistant Treasurer

Auditors

Dworken, Hillman, LaMorte
& Sterczala, P.C.
Bridgeport, Connecticut


General Counsel

Tyler Cooper & Alcorn, LLP
Hartford, Connecticut


Registrar and
Transfer Agent

American Stock Transfer
& Trust Company
40 Wall Street, 46th Floor
New York, New York  10005


Stock Market Listing

NASDAQ - Under the symbol BIRM


Committees

(1) Audit Committee meets regularly with the management and independent accountants to review and discuss the scope and results of the annual audit of the Company's financial statements.

(2) Executive Committee reviews strategic planning alternatives, recommends to and advises the Board of Directors on financial policy, issuance of securities and other high priority issues.

(3) Land Committee makes recommendations regarding the sale and/or development of land available for sale.

(4) Personnel and Pension Committee makes recommendations to the Board of Directors regarding officers' compensation including the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; reviews the Pension Trust Fund of the Birmingham Utilities, Inc. Defined Benefit Plan and the Retired Employee Welfare Benefit Trust for retiree medical benefits; reviews and determines actuarial policies, investment guidelines and selects the investment manager.

Contents

Management's Discussion and Analysis          8

Independent Auditors' Report                 12

Balance Sheets                               13

Statements of Income and Retained Earnings   14

Statements of Cash Flows                     15

Notes to Financial Statements                16




Management's Discussion and Analysis

Results of Operations

Overview

The Company's net income for 1998 was $3,910,793 compared with net income of $667,879 in 1997 and $764,737 in 1996. Earnings per share,

basic for 1998, 1997 and 1996 were $5.10, $.88 and $1.02, respectively. The increase in net income of $3,242,914 in 1998 is principally due to sales of large parcels of excess water company lands to the Towns of Oxford, Seymour and Derby, Connecticut and, to a lesser extent, increased operating income from utility operations. The decrease in net income in 1997 from 1996 of $96,858 was a result of a decline in land sale income of $191,252. The decline, however, was largely offset by increased other income of $70,625 and decreased income taxes from operations of $58,745.

Revenues

Water sales to the Company's customers, primarily in the cities of Ansonia and Derby, Connecticut, of $4,394,911 were $27,554 higher than the sales achieved in 1997 of $4,367,357. A general water service rate increase of 4.1% that became effective on February 1, 1998 primarily accounts for this increase. This rate increase more than offsets a 5% rate reduction that took place on July 1, 1997 as a result of the repeal of the Connecticut Gross Receipts tax. Consumption in 1998, for the most part, is only slightly ahead of consumption levels in 1997. In 1997, water service revenues were $12,414 lower than the revenues achieved in 1996 principally due to the 5% rate reduction. The rate reduction, however, was somewhat offset by increased consumption in 1997 vs. 1996 by the Company's residential class of customers.

Operating Expenses

Operating expenses of $2,363,523 in 1998 have decreased $120,352, or 4.8%, over total operating expenses of $2,483,875 for 1997. Decreased costs associated with professional fees, casualty insurance, uncollectible expenses, pension expense and post retirement benefits principally account for this variance. Operating expenses in 1997 were $89,145 higher than in 1996 primarily as a result of special services relating to professional fees.

Maintenance Expenses

Maintenance expenses of $162,126 for 1998 are $23,005 or 12.4% lower than maintenance expenses of $185,131 for 1997. Lower expenses relating to main maintenance and service repairs principally contribute to this favorable variance. Maintenance expense in 1997 was $39,931 lower than 1996, also due to lower main maintenance and service repair costs.

Depreciation Expense

Depreciation expense for 1998 of $488,386 exceeds depreciation expense for 1997 of $439,116 by $49,270. Depreciation expense relating to an increasing amount of general plant additions made in 1998 and 1997 accounts for this variance. Depreciation expense in 1997 was $44,057 higher than in 1996, due to the continuation of plant additions.

Taxes other than Income Taxes

Taxes other than income taxes of $274,863 in 1998 are $131,697 lower than the expense of $403,560 in 1997. The repeal of the Connecticut Gross Receipts tax that became effective July 1, 1997 and lower property taxes due to the disposition of property in Derby, Connecticut account for this variance. Taxes other than income taxes in 1997 of $403,560 are $106,239 lower than the expense of $509,799 for 1996. The repeal of the Gross Receipts tax also accounted for the reduction from 1996.

Income Taxes

Income tax expense from operations in 1998 of $210,934 is $141,220 higher than income tax expense recorded in 1997. Increased operating earnings in 1998 principally account for this variance. Taxes on the Company's income from operations were $69,714 in 1997 and $128,459 in 1996. The decrease in 1997 from 1996 is principally the result of tax deductions for property donations in conjunction with the sale of Company excess land in Seymour, CT to the Town of Seymour and property in Derby, CT to Yale University, as well as an increase in flow through tax deductions principally relating to rate case expense.

The Company also incurs income tax liability for gains from land transactions, both in the year in which they occur and in the later years in which income, previously deferred in accordance with the DPUC's orders concerning the sharing of the gains between the Company's shareholders and ratepayers, is recognized by the Company. Taxes related to gains on land transactions were $1,756,937, $258,476 and $382,107 in 1998, 1997 and 1996, respectively. The Company's total income tax liability including both the tax on operating income and on land sale gains was $1,967,871 in 1998, $328,190 in 1997 and $510,566 in 1996.

Land Dispositions

When the Company disposes of land, any gain recognized, net of tax, is shared between ratepayers and stockholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes) of $3,354,240 in 1998, $195,457 in 1997 and $386,709 in 1996, which represent the stockholders' immediate share of income from land dispositions occurring in each year.

Land disposition income is also recognized in the financial statements as a component of operating income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income deferred on land dispositions which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $153,225, $175,744 and $161,065 for the years 1998, 1997 and 1996, respectively.

Recognition of deferred income will continue over time periods ranging from three to fifteen years, depending upon the amortization period ordered by the DPUC for each particular disposition. See Note 6 of the Financial Statements.

Other Income

Other income in 1998 of $121,571 is $29,137 lower than other income of $150,708 achieved in 1997. Decreased jobbing income and lower fees associated with the Company's managed system account for the decline Other income in 1997 of $150,708 is $70,652 greater than the level achieved in 1996 of $80,083. Increased jobbing income and fees associated with the Company's managed system and increased AFUDC account for this favorable increase.

Interest Expense

Interest expense of $613,322 in 1998 is $26,671 lower than interest charges of $639,993 recorded in 1997. Lower interest charges due to decreased short-term borrowings account for this decline. Interest expense in 1997 was $50,209 higher than interest charges in 1996.

Interest charges relating to increased short-term borrowing in 1997 account for this variance.

Inflation

Inflation, as measured by the Consumer Price Index, increased 1.6 percent, 1.7 percent and 3.3 percent in 1998, 1997 and 1996, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, the Company will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

Financial Resources

During 1998, 1997 and 1996, the Company's water operations generated funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of $968,556, $489,361 and $456,951, respectively (see Statement of Cash Flows).

Net cash provided by operating activities increased $479,225 from 1997 to 1998. Increases in operating income and accounts payable principally accounts for this variance.

During the three-year period 1996, 1997 and 1998, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Completion of the Company's Long Term Capital Improvement Program is dependent upon the Company's ability to raise capital from external sources, including, for the purpose of this analysis, proceeds from the sale of the Company's holdings of excess land. During 1998, 1997 and 1996, the Company's additions to utility plant, net of customer advances, cost $1,597,247, $1,281,242 and $1,461,152, respectively
(see Statement of Cash Flows). These additions were financed primarily from external sources, including proceeds from land sales and increases in debt.

The Company has outstanding $4,512,000 principal amount of Mortgage Bonds, due September 1, 2011, issued under its Mortgage Indenture. The Mortgage Indenture limits the issuing of additional First Mortgage
Bonds and the payment of dividends. It does not, however, restrict the issuance of either long term or short term debt which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture. The Company also had a $1,500,000 secured, term loan which was repaid in full on November 23, 1998. Principal and interest payments were made monthly in 1998, up to the time of the repayment.

In 1998, the Company converted a $600,000 working capital line of credit and a $1,500,000 secured line of credit to a two-year $2,100,000 revolving line of credit. In June, 2000, the Company will have the option to convert any outstanding balance to a six-year term note with a 20-year amortization schedule, resulting in a balloon payment at the end of the six-year term. The revolving line of credit is secured by a lien (subordinate to the lien of the Mortgage Bond Indenture - See
Note 4) on all of the Company's utility property other than its excess land available for sale. There were no borrowings outstanding on the revolving line of credit on December 31, 1998.

The interest rate on the revolving line of credit is a variable option of 30- or 90-day LIBOR plus 100 basis points or prime. The term option consists of a fixed rate of the bank's cost of funds plus 100 basis points or a variable rate of the prime rate or 90 day LIBOR plus 100 basis points which is reset every 90 days.

The Company's 1999 Capital Budget of $1,800,000 is two-tiered. The first tier consists of typical capital improvements made each year for services, hydrants and meters budgeted for $550,000 in 1999 and is expected to be financed primarily with internally generated funds.

The second tier of the 1999 Capital Budget consists of replacements and betterments which are part of the Company's Long Term Capital Improvement Program and includes $1,250,000 of budgeted plant additions. The Company believes that the balance of the net proceeds from the 1998 land sales described below, after the 1998 repayment of debt and the investment in new facilities in 1998, will be sufficient to finance the 1999 budgeted Long Term Capital Improvement Program. Plant additions from this part of the capital budget, in the future years, may require external financing in addition to the Company's line of credit. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that by selling excess lands it can generate sufficient equity capital to support its 5 year capital budget, currently estimated at $10,000.000. Such land dispositions are subject to approval by the DPUC. Proceeds from the sale of land are recorded as revenue at the time of closing and portions of the gains are deferred and amortized over various time periods as stipulated by the DPUC.

On January 21, 1998, the Company sold to the City of Derby, Connecticut, 145 acres of land in Derby, Connecticut for $1,800,000. The total gain from the sale amounted to $910,306 of which $81,983 was deferred and will be recognized over a 3-year period, as approved by the DPUC.

On April 29, 1998, the Company sold 2.9 acres of land in Woodbridge, Connecticut for the development of a single-family home for $96,000. The total gain from the sale amounted to $28,955 of which $9,243 was deferred and will be recognized over a 10-year period as approved by the DPUC.

The Company also sold, on November 23, 1998, 229 acres of land in Seymour and Oxford, Connecticut to the Town of Seymour. This parcel was sold below market value, and as a result, the transaction was classified as a bargain sale for income tax purposes. The net gain from the sale amounted to $1,010,209 of which $90,965 was deferred and will be recognized over a 3-year period as approved by the DPUC. As a result of the bargain sale, the net gain also includes tax deductions of $177,064 of which $98,900 will be carried forward to reduce the Company's tax liability in subsequent years.

On December 3, 1998, the Company sold 515 acres of land in Oxford and Seymour, Connecticut to The Trust for Public Land for $3,220,000. The Trust for Public Land, in turn, simultaneously sold the property to the Town of Oxford for the same price. This parcel was also sold below market value, and therefore, the transaction was classified as a bargain sale for income tax purposes. The net gain from the sale amounted to $1,743,998 of which $157,037 was deferred and will be recognized over a 3-year period as approved by the DPUC. As a result of the bargain sale, the net gain includes tax deductions of $329,274 of which $184,100 will be carried forward to reduce the Company `s tax liability in subsequent years.

As of December 31, 1998, the Company has approximately 360 additional acres of excess land available for sale. That land consists of land currently classified as Class III, non-watershed land under the statutory classification system for water company lands.

Included in the unsold acreage is a 245-acre parcel of land in Seymour which is under contract for sale to M/1 Homes LLC ("M/1 Homes"). In 1997, the Company had entered into a contract to sell the parcel to M/1 Homes by December 31, 1998 for a purchase price of $3,950,000. Because M/1 Homes had been unable to secure various land use approvals for the part of its development plan that included construction of an 18-hole golf course, it has amended its development plan. The delays caused by, among other things, the modified development plan, resulted in M/1 Homes requesting that the Company extend the closing deadline beyond the original December 31, 1998 date. The Company and M/1 Homes recently agreed to a contract amendment extending the closing date to June 30, 1999 and providing for certain other modifications to the agreement. The amended agreement contemplates, instead of a golf course, the donation by M/1 Homes of over 50% (approximately 130 acres) of the acreage included in the transaction to the Town of Seymour for open space purposes. Among other things, the modified agreement also provides for a $70,000 increase in the purchase price to $4,020,000, of which $2,370,000 will be payable at the closing, and the $1,650,000 balance within one year from the closing. Payment of the deferred portion of the purchase price will be secured by a first mortgage on a portion of the property in favor of the Company. The original 1997 agreement had been approved by the DPUC, and the amendment also must be so approved. The Company has applied to the DPUC for such approval but cannot predict whether or not the DPUC will grant it. The Company knows of no reason, however, why such approval should not be granted. The agreement may also be terminated by M/1 Homes if it does not obtain all required land use approvals, such as local site plan and inland wetlands approvals, by the scheduled closing date. The Company cannot predict whether or not M/1 Homes will be able to obtain all of the required approvals. In the event the DPUC approves the amendment and M/1 Homes terminates the agreement because of its inability to obtain the required approvals, the Company is entitled to retain the $100,000 deposit made toward the purchase price by M/1 Homes.

The Company also has approximately 600 acres of unsold land associated with the Company's former Quillinan Reservoir in Ansonia. The Company recently received approval from the Department of Public Health for its 5-year update to the Company's Comprehensive Water Supply Plan, which called for the abandonment of its Quillinan Reservoir. Upon receipt by the Company of an abandonment permit from the Department of Public Health, the land associated with the former reservoir becomes available for sale by the Company for the first time. The land associated with the former Quillinan Reservoir is currently subject to the lien of the Company's Mortgage Indenture, and the Company will need to secure the release of that lien prior to the consummation of any sale. The trustee under the Mortgage Indenture pursuant to which the Company's First Mortgage Bonds are issued is not, pursuant to the terms of that Mortgage Indenture, required to grant such release. The Company believes, however, that it will be able to obtain the required release.

The Company maintains a common stock Dividend Reinvestment Plan (the "Plan") pursuant to which shareholders will be entitled to purchase up to 70,000 new shares of the Company's Common Stock by applying to the purchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested during 1997 totaled $45,581 and in 1998, $52,493.

Independent Auditors' Report

To the Shareholders
Birmingham Utilities, Inc.
Ansonia, Connecticut

We have audited the accompanying balance sheets of Birmingham Utilities, Inc. as of December 31, 1998 and 1997, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birmingham Utilities, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

February 3, 1999

Bridgeport, Connecticut


Balance Sheets

                                                  December 31,
                                             1998           1997
Assets
Utility plant                            $20,622,907    $19,045,629
Accumulated depreciation                  (6,189,596)    (5,834,113)
                                          14,433,311     13,211,516
Current assets:
     Cash and cash equivalents             2,696,706         62,699
     Accounts receivable, net of
      allowance for doubtful
      accounts of $50,000 in 1998
      and 1997.                              493,165        604,627


PAGE 19

     Accrued utility and other revenue       361,448        375,327
     Materials and supplies                   62,046         56,976
     Prepayments                              42,643         15,068
Total current assets                       3,656,008      1,114,697
Deferred charges                             377,182      1,148,510
Unamortized debt expense                     170,481        176,057
Income taxes recoverable                     414,078        446,551
Other assets                                 467,826        394,096
                                           1,429,567      2,165,214
                                         $19,518,886    $16,491,427


Shareholders' Equity and Liabilities

Shareholders' equity:
     Common stock, no par value;
      authorized 2,000,000 shares;
      issued and outstanding (1998,
      775,158 shares; 1997, 761,702
      shares)                           $  2,427,752   $  2,266,027
Retained earnings                          5,219,875      1,831,377
                                           7,647,627      4,097,404
Notes payable                                 _           1,150,000
Long term debt                             4,418,000      4,512,000
                                           4,418,000      5,662,000
Current liabilities:
     Notes payable                            _           1,355,000
     Current portion of note payable
      and long term debt                      94,000        169,000
     Accounts payable and accrued
      liabilities                          2,456,271        454,659
          Total current liabilities        2,550,271      1,978,659
Customers' advances for construction       1,261,090      1,238,339
Contributions in aid of construction       1,043,719        851,154
Regulatory liability - income taxes
 refundable                                  172,356        179,916
Deferred income taxes                      1,391,476      1,695,608
Deferred income on dispositions of land    1,034,347        788,347
Commitments and contingent liabilities
 (Note 13)                                    _               _
                                           4,902,988      4,753,364
                                         $19,518,886    $16,491,427

See notes to financial statements



PAGE 20

Statements of Income and Retained Earnings

                                            Years Ended December 31,
                                      1998           1997           1996
Operating revenues:
     Residential and commercial    $3,319,318     $3,335,743     $3,325,758
     Industrial                       148,367        160,307        169,070
     Fire protection                  657,005        621,592        628,558
     Public authorities                95,135         82,488         74,320
     Other                            175,086        167,227        182,065

                                    4,394,911      4,367,357      4,379,771

Operating deductions:
     Operating expenses             2,363,523      2,483,875      2,394,730
     Maintenance expenses             162,126        185,131        225,062
     Depreciation                     488,386        439,116        395,059
     Taxes, other than income taxes   274,863        403,560        509,799
     Taxes on income                  210,934         69,714        128,459

                                    3,499,832      3,581,396      3,653,109
                                      895,079        785,961        726,662

Amortization of deferred income
 on dispositions of land (net of
 income taxes of $108,175 in 1998,
 $124,718 in 1997 and $115,977
 in 1996)                             153,225        175,744        161,065
Operating income                    1,048,304        961,705        887,727

Other income, net                     121,571        150,708         80,083
Income before interest expense      1,169,875      1,112,413        967,810
Interest expense                      613,322        639,991        589,782


PAGE 21

Income from dispositions of land
 (net of income taxes of $1,648,762
  in 1998, $133,758 in 1997 and
  $266,130 in 1996)                 3,354,240        195,457        386,709

Net income                          3,910,793        667,879        764,737
Retained earnings, beginning
 of year                            1,831,377      1,619,188      1,235,482
Dividends                             522,295        455,690        381,031

Retained earnings, end of year     $5,219,875     $1,831,377     $1,619,188

Earnings per share, basic          $     5.10     $      .88     $     1.02

Earnings per share, diluted        $     4.95     $      .87     $     1.02


PAGE 22

Dividends per share                $      .68     $      .60     $      .50

See notes to financial statements


Statements of Cash Flows

                                           Years Ended December 31,
                                          1998         1997         1996

Cash flows from operating activities:
     Net income                    $   3,910,793  $   667,879   $  764,737
     Adjustments to reconcile net
      income to net cash provided
      by operating activities:
       Income from land dispositions  (3,354,240)    (195,457)    (386,709)
       Depreciation and amortization     551,498      491,208      453,116
       Amortization of deferred income  (153,225)    (175,744)    (161,065)
       Deferred income taxes          (2,033,909)     (91,243)    (302,617)
       Allowance for funds used during
         construction                    (46,639)     (41,741)     (20,262)
     Change in assets and liabilities:
       Decrease in accounts receivable
        and accrued revenues             125,341      112,781       45,294
       (Increase) in materials and
        supplies                          (5,070)      (5,183)        (952)
       (Increase) decrease in
         prepayments                     (27,575)      19,518       (7,426)
       Increase (decrease) in accounts
         payable and accrued
         liabilities                   2,001,612     (292,657)      72,835

     Net cash provided by operating
      activities                         968,586      489,361      456,951

     Cash flows from investing
      activities:
     Capital expenditures             (1,820,297)  (1,359,886)  (1,518,142)
     Sales of utility plant               25,000         _             _
     Proceeds from land disposition    6,916,000      475,000    1,041,350
     Increase in deferred charges
      and other assets                  (523,941)    (306,790)    (108,178)
     Customer advances                   223,050       78,644       56,990
     Customer advances for construction     _             _         (9,180)

Net cash provided by (used in) investing
  activities                           4,819,812   (1,113,032)    (537,160)




PAGE 23

Cash flows from financing activities:
     Borrowings under line of credit         _       1,205,000     275,000
     Repayments of note payable and
      long term debt                  (1,319,000)     (169,000)    (75,564)
     Repayments of line of credit     (1,355,000)     (125,000)         _
     Debt issuance cost                  (10,590)          _        (2,972)
     Dividends paid, net                (469,801)     (410,109)   (329,645)

Net cash provided by (used in)
 financing activities                 (3,154,391)       500,891   (133,181)

Net increase (decrease) in cash        2,634,007       (122,780)  (213,290)
Cash and cash equivalents, beginning
 of year                                  62,699        185,479    398,869

Cash and cash equivalents,
 end of year                         $ 2,696,706    $    62,699  $ 185,479

See notes to financial statements



Notes to Financial Statements

Note 1
Accounting Policies

Description of business

Birmingham Utilities, Inc.'s (the "Company") predominant business activity is to provide water service to various cities and towns in Connecticut. The Company's accounting policies conform to generally accepted accounting principles, and the Uniform System of Accounts and ratemaking practices prescribed by the Connecticut Department of Public Utility Control ("DPUC").

Estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could vary from those estimates.

Utility plant

The costs of additions to utility plant and the costs of renewals and betterments are capitalized. The cost of repairs and maintenance is charged to income. Upon retirement of depreciable utility plant in service, accumulated depreciation is charged with the book cost of the property retired and the cost of removal, and is credited with the salvage value and any other amounts recovered.

Depreciation

For financial statement purposes, the Company provides for depreciation using the straight-line method. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, the Company provides for depreciation utilizing the straight-line and accelerated methods.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and overnight investment accounts in banks. From time to time, the Company has on deposit at financial institutions cash balances which exceed federal deposit insurance limitations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Allowance for funds used during construction

An allowance for funds used during construction ("AFUDC") is made by applying the last allowed rate of return on rate base granted by the DPUC to construction projects exceeding $10,000 and requiring more than one month to complete. AFUDC represents the net cost, for the period of construction, of borrowed funds used for construction purposes and a reasonable rate on other funds used. AFUDC represents a noncash credit to income. Utility plant under construction is not recognized as part of the Company's rate base for ratemaking purposes until facilities are placed into service. Accordingly, the Company capitalizes AFUDC as a portion of the construction cost of utility plant until it is completed. Capitalized AFUDC is recovered through water service rates over the service lives of the facilities.

Revenue recognition

The Company follows the practice of recognizing revenue when bills are rendered to customers. In addition, the Company accrues revenue for the estimated amount of water sold but not billed as of the balance sheet date.

Advances for construction/contributions in aid of construction

The Company receives cash advances from developers and customers to finance construction of new water main extensions. These advances are partially refunded over a 10-year contract period to developers, as revenues are earned on the new water mains. Any unrefunded balances are reclassified to "Contributions in aid of Construction" and are no longer refundable.

Fair value of financial instruments

The carrying amount of cash and cash equivalents, trade accounts receivable, and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount of note payable and long term debt approximate fair value based on market conditions for debt of similar terms and maturities.

Income taxes

Except for accelerated depreciation since 1981 (federal only), the tax effect of contributions in aid of construction for the period January 1, 1987 through June 12, 1996, and in 1998 the tax effect of bargain sale of land, for which deferred income taxes have been provided, the Company's policy is to reflect as income tax expense the amount of tax currently payable. This method, known as the flow-through method of accounting, is consistent with the ratemaking policies of the DPUC, and is based on the expectation that tax expense payments in future years will be allowed for ratemaking purposes.

The Company's deferred tax provision was determined under the liability method. Deferred tax assets and liabilities were recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

In addition, the Company is required to record an additional deferred liability for temporary differences not previously recognized. This additional deferred tax liability totaled $241,724 at December 31, 1998 and $266,635 at December 31, 1997. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

Employee benefits

The Company has a noncontributory defined benefit plan which covers substantially all employees. The benefits are primarily based on years of service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a twenty-three year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. From January 1, 1995 through March 31, 1996 the Company matched 25% of employee contributions up to 6% of total compensation. Effective April 1, 1996, the Company matches 50% of employee contributions up to 6% of total compensation.

In addition, the Company provides certain health care and life insurance benefits for retired employees and their spouses. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits expected to be provided to or for an employee must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums.

Compensated absences

Company policy and practice does not provide for any accumulated but unused vacation, sick time or any other compensated absences to be carried over beyond the year end.

Deferred charges

Deferred charges consist primarily of costs incurred to prepare the Company's surplus land for future disposition. Deferred charges are allocated to dispositions of land based on specific identification, if applicable, and on the percentage of acres disposed to total surplus acres.

Land dispositions

The Company is actively seeking to dispose of surplus land not required for utility operations. The net gain of each disposition, after deducting costs, expenses and taxes is allocated between the shareholders and ratepayers by a method approved by the DPUC based on legislation passed by the Connecticut General Assembly. The portion of income applicable to shareholders is recognized in the year of disposition. Income attributable to ratepayers is deferred and amortized in a manner that reflects reduced water revenue resulting from the sharing formula as determined by the DPUC.

Unamortized debt expense

Cost related to the issuance of debt are capitalized and amortized over the term of the related indebtedness. The Company has received permission from the DPUC to amortize the costs associated with debt previously outstanding over the term of the new indebtedness.

Note 2
Utility Plant

                                              December 31,
                                            1998           1997
Pumping, treatment and distribution     $15,741,525    $14,590,321
Source of Supply                          3,242,662      3,216,090
General Plant                             1,313,180      1,146,517
Organization                                 30,219         30,219
                                         20,327,586     18,983,147
Construction in process                     295,321         62,482
                                        $20,622,907    $19,045,629

Note 3
Notes Payable

Notes Payable consists of a $2,100,000 two-year, secured line of credit, which may, at the Company's option, at the end of the two-year period, be converted into a six-year term loan with a 20-year amortization schedule. During the revolving period, the Company can choose between variable rate options of 30- or 90-day LIBOR plus 1.00%, or Prime plus 0%. The Company is required to pay only interest during the revolving period. During the term period, the Company may choose among interest rate options, including a fixed rate at 100 basis points over the bank's six-year cost of funds or a 90-day rate at 1.00% over the 90-day LIBOR rate.

The DPUC approved this transaction on September 16, 1998. The $2,100,000 two-year, secured line of credit replaces the Company's $1,500,000 secured line of credit and $600,000 unsecured working capital line of credit, which expired during the second quarter of 1998. The two year, secured line of credit is secured by a lien (subordinate to the lien of the Mortgage Bond Indenture - see Note 4) on all of the Company's utility property other than its excess land for sale and requires the maintenance of certain financial ratios and shareholders' equity of $3,000,000.

There were no borrowings outstanding on the Revolving Line of Credit on December 31, 1998.

The Company also maintained a $1,500,000 term loan which was paid in full on November 23, 1998, as a result of the consummation of a land sale between the Town of Seymour and the Company. The applicable interest rate for that term loan was 8.18% and required annual principal payments of $75,000.

Note 4
Long Term Debt

                                             December 31,
                                         1998            1997
First mortgage bonds, Series E. 9.64%,
     due September 1, 2011              $4,512,000     $4,606,000


Pursuant to its Mortgage Bond Indenture, the Company has outstanding, a series of first mortgage bonds in the amount of $4,512,000 due on September 1, 2011. The terms of the indenture provide, among other things, annual sinking fund requirements commencing September 1, 1997, and limitations on (a) payment of cash dividends; and (b) incurrence of additional bonded indebtedness. Under the dividend limitation, approximately $4,292,000 was available to pay dividends at December 31, 1998 after the quarterly dividend payment made on that date. Interest is payable semi-annually on the first day of March and September. The indenture is secured by a lien on all of the Company's utility property other than excess land available for sale.

The Company began to pay current maturities of long term debt of $94,000 on September 1, 1997, and is required to pay $94,000 each September 1 thereafter, until the bonds are paid in full.

Note 5
Accounts Payable and Accrued Liabilities

                                             December 31,
                                          1998          1997
Accounts payable                      $   179,967    $139,782

Accrued liabilities:
  Interest                                144,986     148,005
  Taxes                                 1,785,452     (30,541)
  Pension                                 281,286     160,597
  Other                                    64,580      36,816
                                       $2,456,271    $454,659

Note 6
Deferred Income on Dispositions of Land

Deferred income on the prior dispositions of land is amortized to operating income under a method that coordinates the sharing of the net gains from land sales between the Company's shareholders and ratepayers, in accordance with a rate making formula approved by the DPUC. Amortization of deferred income and related taxes to be included in future years operating income for land sales completed as of the balance sheet date follow:

                                      Deferred  Amortization To
                            Deferred  Income    Be Included In
Year Ending December 31:    Income    Taxes     Operating Income

1999                     $   535,689  $192,731     $342,958
2000                         293,049   108,490      184,559
2001                          94,990    39,523       55,467
2002                          51,873    21,511       30,362
2003                          30,332    12,568       17,764
Thereafter                    28,414    11,754       16,660

                          $1,034,347  $386,577     $647,770

The amortization of deferred income on prior land sales does not include the effect of anticipated future land sales under the Company's ongoing land sales program.

Note 7
Taxes, Other Than Income Taxes

                                         December 31,
                                 1998        1997       1996

Municipal                     $194,472   $227,022    $225,320
Gross receipts                    _       105,403     215,300
Payroll                         80,391     71,135      69,179

                              $274,863   $403,560    $509,799

The Connecticut Gross Receipts tax was repealed as of July 1, 1997 and as a result, water service rates were also reduced to reflect that reduction.


Note 8
Income Taxes

The provisions for taxes on income for the years ended December 31, 1998, 1997 and 1996 consist of:

                                   1998         1997      1996

Current:
  Federal                      $1,715,170  $  119,666  $318,311
  State                           529,545      41,291   112,765
Deferred:
  Federal:
     Accelerated depreciation      76,240      96,384    81,714
     Income on land dispositions (268,490)     83,117    15,127

PAGE 30

     Investment tax credit        (14,700)    (14,700)  (14,700)
     Other                          4,606     (12,207)   (5,071)
     State                        (74,500)     14,639     2,420

                               $1,967,871    $328,190  $510,566

State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.


A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                     1998       1997       1996

Federal income tax at statutory
  rates                          $1,998,791   $338,665  $433,603
Increase (decrease) resulting from:
  State income tax, net of federal
    benefit                         398,669     17,590    72,828
  Bargain sale portion of land
    dispositions                   (392,950)       _         _
  Rate case expense                   5,384    (21,508)    4,536
  SFAS 106 expense in excess of
    funding                             713        750       768
  Other, net                        (28,036)     7,393    13,531
  Investment tax credit             (14,700)   (14,700)  (14,700)

Total provision for income taxes  1,967,871    328,190   510,566

Taxes related to land
 dispositions                    (1,756,937)  (258,476) (382,107)

Operating provision for taxes   $   210,934    $69,714  $128,459


Deferred tax liabilities (assets) were comprised of the following:

                                         1998        1997

Depreciation                          $1,724,831   $1,662,767
Investment tax credits                   334,561      349,261
Other                                    217,701      244,573

Gross deferred tax liabilities         2,277,093    2,256,601

Land Sales                              (669,639)    (326,650)
Alternative minimum tax                    _           (2,228)
Other                                   (215,978)    (232,115)

PAGE 31

Gross deferred tax assets               (885,617)    (560,993)

Total deferred income taxes           $1,391,476   $1,695,608

Note 9
Related Party Transactions

The Company has paid legal and consulting fees to firms whose partners are directors and shareholders of the Company. During the years ended December 31, 1998, 1997 and 1996, fees paid amounted to $26,038,
$123,439 and $32,378, respectively.


Note 10
Allowance for Doubtful Accounts

                                            December 31,
                                    1998        1997       1996

Allowance for doubtful accounts,
 beginning                         $50,000    $75,000    $75,000
Provision                            9,389     28,251     43,237
Recoveries                          17,047      3,051      8,549
Charge-offs                        (26,436)   (56,302)   (51,786)

Allowance for doubtful accounts,
 ending                            $50,000    $50,000    $75,000

Note 11
Pension and Other Postretirement Benefits

Pension Plan

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). The provisions of SFAS 132 revise the disclosure requirements related to pension and other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of these plans.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.



PAGE 32

                            Pension Benefits  Other Postretirement Benefits

                                   1998       1997       1998       1997
Change in Benefit Obligation:
 Benefit obligation, beginning
  of year                       $851,292   $742,517    $449,159   $431,219
 Service cost                     44,549     48,297      14,186     19,779
 Interest cost                    52,384     53,319      24,249     30,709
 Actuarial loss/(gain)           (90,428)    30,331     (89,341)   (10,984)
 Benefits paid                   (25,035)   (23,172)    (26,797)   (21,564)

 Benefit obligation, end of year 832,762    851,292     371,456    449,159

Change in Plan Assets:
 Fair value, beginning of year   625,767    502,793     271,622    214,759
 Actual return on plan assets     16,277     94,454       3,094     33,363
 Employer contribution            65,000     51,692         _       23,500
 Benefits paid                   (25,035)   (23,172)        _          _

 Fair value, end of year         682,009    625,767     274,716    271,622

Funded Status                   (150,753)  (225,525)    (96,740)  (177,537)
Unrecognized net actuarial
 gain/(loss)                     107,163    161,758    (258,391)  (203,080)
Unrecognized transition
 obligation                       76,333     82,205     355,292    380,670
Unrecognized prior service cost  (39,674)   (41,928)        _         -

Prepaid (accrued) benefit cost  $ (6,931)  $(23,490)   $    161         53

Weighted-average Assumptions as
 of December 31:
   Discount rate                      7%          7%         7%         7%
   Expected return on plan assets     8%          8%         8%         8%
   Rate of compensation increase      5%          5%         5%         5%

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter.

Net periodic pension and other postretirement benefit costs include the following components:



PAGE 33
                            Pension Benefits  Other Postretirement Benefits

                           1998    1997   1996     1998     1997     1996
Components of Net Periodic
Benefit Cost:
  Service Cost       $   44,549 $ 48,297 $40,780 $ 14,186  $ 19,779 $19,612
  Interest Cost          52,384   53,319  46,694   24,249    30,709  29,385
  Expected return on
   plan assets          (52,110) (41,153)(37,757) (21,730)  (16,107)(13,622)
  Amortization of
   unrecognized
   transition obligation  5,872    5,872   5,872   25,378    25,378  25,378
  Amortization of
    unrecognized
    prior service cost   (2,254)  (2,254) (2,254)     _         _       _
  Recognized net actuarial
    gain                    _      9,980   8,065  (15,394)  (14,748)(11,366)
  Net periodic benefit
    cost             $   48,441 $ 74,061 $61,400  $26,689  $ 45,011 $49,387


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan.


A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                               1-percentage        1-percentage
                               Point Increase      Point Decrease
Effect on total of service and
 interest cost components        $  6,102           $  (5,716)
Effect on postretirement benefit
 obligation                       $52,973            $(48,649)

The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association (VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $0, $23,500 and $28,480 in 1998, 1997 and 1996, respectively.

The employment contract of the Company's former President required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company which ended on October 1, 1998. The liability recorded at December 31, 1998 and 1997 was $254,300 and $136,650, respectively. At December 31, 1998, an amount of $195,300 has been included in other assets relating to a regulatory asset for costs which were included in the Company's rate case.

Employer matching contributions to the 401(k) plan were $23,568, $17,645 and $14,372 in 1998, 1997 and 1996.

Note 12
Earnings per share Supplemental Information

The following table summarizes the number of common shares used in the calculation of earnings per share:

                                    1998          1997       1996

Weighted average shares outstanding
  for earnings per share, basic    766,461      759,495     754,449
Incremental shares from assumed
  conversion of stock options       23,000        8,051         _
Weighted average shares outstanding
  for earnings per share, diluted  789,461      767,546     754,449

See note 18
Note 13

Commitments and Contingent Liabilities
Management agreement

The Company maintains an agreement with the City of Derby (the "City"), pursuant to which agreement, the Company manages the water system owned by the City. The Company is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by the Company.

Capital budget

Management has budgeted $1,800,000 for capital expenditures in 1999, $550,000 of which is expected to be necessary to meet its service obligations for the coming year.

Purchase commitment

The Company has an agreement with South Central Connecticut Regional Water Authority to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $705,162, $691,166 and $680,125 for the years 1998, 1997 and 1996, respectively. The purchase price is based on South Central Connecticut Regional Water Authority's wholesale rate. At December 31, 1998, this rate was $1,150 per million gallons. This agreement expires December 31, 2015 and provides for two ten-year extensions at the Company's option.

Note 14
Year 2000 Compliance

The Company is currently evaluating its exposure to the Year 2000 problem and taking steps to be Year 2000 compliant. In general terms, the problem arises from the fact that many existing computer systems and other equipment containing date-sensitive embedded technology use only two digits to identify a year in the date field, with the assumption that the first two digits of the year are always "19". As a result, such systems may misinterpret dates after December 31, 1999, which may result in miscalculations, other malfunctions or the total failure of such systems.

The Company is currently evaluating its computer systems for compliance with issues related to the Year 2000. As a result, the Company will replace existing billing and accounting software with software that is readily available on the market. Management anticipates its computer systems will be fully compliant by the end of the second quarter of 1999.

The Company is also evaluating the Year 2000 compliance of systems and equipment which are not linked to billing and accounting software and has identified items that could be impacted by the Year 2000 problem. For the items identified as possibly presenting a Year 2000 problem, the Company has contacted suppliers, where possible, to obtain adequate assurance that it is Year 2000 compliant or else is in the process of determining and addressing any noncompliance. In addition, wherever practical, the Company is independently testing the item for compliance.

In addition to its own systems and equipment, the Company depends upon the proper function of computer systems and other date-sensitive equipment of outside parties. These parties include other water companies, banks, telecommunications service providers and electric and other utilities. The Company has initiated communications with such parties to determine the extent to which they are vulnerable to the Year 2000 issue.

Due to the uncertainties presented by such third party Year 2000 problems, and the possibility that, despite its efforts, the Company may be unsuccessful in preparing its internal systems and equipment for the Year 2000, the Company is developing working plans for dealing with its most reasonably likely worst-case scenario, many of which are contained in the Company's approved Emergency Contingency Plan. The Company's assessment of its most reasonably likely worst-case scenario and the exact nature and scope of its contingency plans will be affected by the Company's continued Year 2000 assessment. The Company expects to complete such assessment and contingency planning during the third quarter of 1999, and to have all contingency systems in place and fully tested by the fourth quarter of 1999. Costs to meet Year 2000 compliance are not expected to have a material impact on the Company's financial position or results of operations.

Note 15
Rate Matters

On July 18, 1997, the Company filed a rate application with the DPUC for a 14.2 percent water service rate increase designed to provide a $601,382 increase in annual water service revenues and a return on equity of 12.95%. The Company subsequently revised its request to $439,426 or an increase in annual revenues of 10.4 percent. On January 21, 1998, the DPUC granted the Company a 4.1 percent water service rate increase designed to provide a $177,260 annual increase in revenues and a 12.16% return on common equity.


Note 16
Equity

Common Stock                             Number
                                        of Shares        Amount

Balance, January 1, 1997                 757,892       $2,221,876
Stock issued through Dividend
  Reinvestment Plan                        3,810           45,581
Amortization of stock plan costs             _             (1,340)

Balance, December 31, 1997               761,702        2,266,027
Stock issued through Dividend
  Reinvestment Plan                        2,956           52,493
Stock issued through Key Employee and
  Non-Employee Stock Option Plans         10,500          110,250
Amortization of stock plan costs             _             (1,018)

Balance, December 31, 1998               775,158       $2,427,752


Stock option plans

The Company has three stock option plans, a non-employee director stock option plan and two key employee incentive stock option plans. 40,000, 35,000 and 30,000 shares, respectively, were authorized under the three plans which provide for options to purchase common stock of the Company at the fair market value at the date of the grant. The options vest over various periods and must be exercised within 10 years from date of grant. The first Key Employee Plan was adopted in 1994 and subsequently approved by the Company's shareholders and the DPUC in 1995. The second Key Employee Plan was adopted in 1998 and is subject to approval by the shareholders and the DPUC in 1999. The following table summarizes the transactions of the Company's stock option plans for the three years ended December 31, 1998:



PAGE 37

                                    Granted           Exercisable
                                        Weighted               Weighted
                            Number      Average       Number   Average
                            of          Exercise      of       Exercise
                            Shares      Price         Shares   Price

Outstanding at December
  31, 1995                  57,750      $10.53        22,750    $10.50
  Granted                    5,000       $8.50

Outstanding at December
  31, 1996                  62,750      $10.37        55,875    $10.52
  Granted                    2,500      $12.25
  Forfeited                 (3,000)     $10.50

Outstanding at December
  31, 1997                  62,250      $10.44        57,250    $10.45
  Granted                   12,500      $17.55
  Exercised                (10,500)     $10.50

Outstanding at December
  31, 1998                  64,250      $11.81        50,500    $10.38

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock
Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options in the financial statements. The pro-forma effect of these options on net income and earnings per share, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS 123, was not material to the Company's results of operations.

Dividend reinvestment plan

The Company has a dividend reinvestment plan which provides for the issuance and sale of up to 70,000 shares of the Company's authorized but unissued common stock to its shareholders who elect to reinvest cash dividends on the Company's existing shares. Shares under the plan will be purchased at their fair market value price on the date of the dividends to be invested in the new shares.


Note 17

Supplemental Disclosure of Cash Flow Information and Noncash Financing
Activities

Cash paid for interest for the years ended 1998, 1997 and 1996 was $616,341, $625,729 and $574,993, respectively.


PAGE 38

Cash paid for income taxes for the years ended 1998, 1997 and 1996 was $428,600, $283,150 and $539,200, respectively.

The Company receives contributions of plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from construction expenditures to determine cash expenditures by the Company.

                                           December 31,

                                1998           1997        1996

Gross plant additions        $1,820,297     $1,359,886   $1,518,142
Customers' advances for
 construction                  (223,050)       (78,644)     (56,990)
                             $1,597,247     $1,281,242   $1,461,152

Note 18
Subsequent Event

On January 11, 1999, the Company filed with the DPUC an Application for Approval to Issue approximately 780,000 additional shares of common stock in conjunction with a 2-for-1 stock split. The stock split was approved by the Board of Directors in December, 1998, and by the DPUC on February 26, 1999. No financial information contained in the report has been adjusted to reflect the impact of the common stock split. The following table represents earnings per share, giving retroactive effect to the stock split.

                               1998   1997   1996   1995   1994

Earnings per share, basic     $2.55  $ .44  $ .51   $ .35  $ .24
Earnings per share, diluted   $2.48  $ .44  $ .51   $ .35  $ .24

On written request, the Company will furnish to any shareholder a copy of its most recent annual report to the Securities and Exchange
Commission on Form 10K, without charge, including the financial statements and schedules thereto. Such requests should be addressed to Anne A. Hobson, Secretary, Birmingham Utilities, Inc. P.O. Box 426, Ansonia, CT 06401-0426.


Birmingham Utilities, Inc.
230 Beaver Street
P.O. Box 426
Ansonia, Connecticut 06401-0426
(203) 735-1888